                                                  FILED PURSUANT TO RULE 424b(3)
                                                              FILE NO. 333-68627

                              [GENZYME CORP. LOGO]

             18,468 SHARES OF GENZYME GENERAL DIVISION COMMON STOCK
          1,800 SHARES OF GENZYME TISSUE REPAIR DIVISION COMMON STOCK
        2,018 SHARES OF GENZYME MOLECULAR ONCOLOGY DIVISION COMMON STOCK

Genzyme General Division Common Stock, Genzyme Tissue Repair Common Stock and Genzyme Molecular Oncology Division Common Stock trade on the Nasdaq National Market under the symbols "GENZ," "GENZL" and "GZMO." On December 8, the last sale price reported by the Nasdaq National Market for the Genzyme General Division Common Stock was $47.3125, the Genzyme Tissue Repair Division Common Stock was $2.375, and the Genzyme Molecular Oncology Division Common Stock was $2.75.

We formed Neozyme II in March 1992. In connection with raising money for Neozyme II's research activities, we issued callable warrants to purchase shares of Genzyme common stock. As of November 17, 1998, 9,234 of these warrants remain outstanding. The warrantholders can exercise these outstanding warrants to purchase a total of 18,468 shares of Genzyme General Division Common Stock, 1,800 shares of Genzyme Tissue Repair Division Common Stock and 2,018 shares of Genzyme Molecular Oncology Division Common Stock. This prospectus relates to sales of those shares by Genzyme to exercising warrantholders.

The warrants are exercisable until December 31, 1998. The exercise price is $44.20 for two shares of Genzyme General Division Common Stock, 0.195 share of Genzyme Tissue Repair Division Common Stock and 0.2161 share of Genzyme Molecular Oncology Division Common Stock.

                           -------------------------

INVESTING IN SHARES OF GENZYME GENERAL DIVISION COMMON STOCK, GENZYME TISSUE REPAIR DIVISION COMMON STOCK AND GENZYME MOLECULAR ONCOLOGY DIVISION COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 5.

                           -------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           -------------------------

You should rely only on the information included in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than date below.

                           -------------------------

               THE DATE OF THIS PROSPECTUS IS DECEMBER 11, 1998.

GENZYME CORPORATION - ONE KENDALL SQUARE, CAMBRIDGE, MASSACHUSETTS 02139 -
                                (617) 252-7500

                               TABLE OF CONTENTS

                                  PAGE                                      PAGE
                                  ----                                      ----
Genzyme Corporation.............    3     Plan of Distribution............   23
Where You Can Find More                   Transferability.................   24
  Information...................    3     Legal Matters...................   24
Risk Factors....................    5     Experts.........................   24
Use of Proceeds.................   23

                              GENZYME CORPORATION

Genzyme is a biotechnology company that develops innovative products and services for significant unmet medical needs. We have three divisions: (1) Genzyme General Division, which develops and markets therapeutic and surgical products and diagnostic products and services; (2) Genzyme Tissue Repair Division, which develops and markets biological products for the treatment of cartilage damage, severe burns and neurodegenerative diseases; and (3) Genzyme Molecular Oncology Division, which develops gene-based approaches to cancer therapy and diagnosis through genomics, gene therapy, a small molecule drug discovery program and genetic diagnostics. Genzyme has three outstanding series of common stock, each of which is intended to reflect the value and track the performance of one of the three divisions: Genzyme General Division Common Stock, Genzyme Tissue Repair Division Common Stock and Genzyme Molecular Oncology Division Common Stock. Genzyme General Division Common Stock, Genzyme Tissue Repair Division Common Stock and Genzyme Molecular Oncology Division Common Stock are listed on the Nasdaq National Market under the symbols "GENZ," "GENZL" and "GZMO."

For purposes of financial presentation, we allocate programs, products, assets and liabilities among our divisions; however, Genzyme, the corporation, continues to own all of the assets and is responsible for all of the liabilities allocated to each of the divisions.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov."

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is a part of this prospectus and will automatically be updated and superseded by the information we later file. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus:

     1. Annual Report on Form 10-K for the year ended December 31, 1997, as amended by amendments on Form 10-K/A filed with the SEC on April 27, 1998 and June 30, 1998;

     2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

     3. Current Reports on Form 8-K dated January 6, 1998, May 19, 1998 and October 15, 1998;

     4. The description of Genzyme General Division Common Stock, Genzyme Tissue Repair Division Common Stock, Genzyme Molecular Oncology Division Common Stock, Genzyme General Division Common Stock Purchase Rights, Genzyme Tissue Repair Division Common Stock Purchase Rights and Genzyme Molecular Oncology Division Common Stock Purchase Rights contained in our Registration Statement on Form 8-A filed with the SEC on June 18, 1997;

     5. The audited financial statements of PharmaGenics, Inc. included in Genzyme's Current Report on Form 8-K filed with the SEC on June 30, 1997; and

     6. The unaudited combined pro forma financial statements of Genzyme Molecular Oncology Division included on pages F-21 through F-24 in Genzyme's Registration Statement on Form S-3 filed with the SEC on April 28, 1998.

You may request a copy of these filings and future filings, at no cost, by writing or telephoning us at the following address or number:

                                          Shareholder Services
                                          Genzyme Corporation
                                          One Kendall Square
                                          Cambridge, Massachusetts 02139
                                          (617) 252-7526

                                  RISK FACTORS

Ownership of shares of Genzyme common stock involves financial risk. You should carefully consider the following risk factors as well as the other information in this prospectus.

It is especially important to keep these risk factors in mind when you read forward-looking statements. These are statements that relate to future periods and include statements about our

    - product development;
     - receipt of regulatory approvals;
     - plans for sales and marketing;
     - projected cash needs;
     - financial results; and
     - dividend policy.

Generally, the words "anticipates," "expects," "believes," "intends" and similar expressions identify these forward-looking statements. Forward-looking statements involve risks and uncertainties, and our actual results could differ significantly from the results discussed in the forward-looking statements.

RISKS RELATED TO THE GENERAL DIVISION

You should carefully consider the following factors affecting the business of the General Division.

DEPENDENCE ON SALES OF PRODUCTS THAT TREAT GAUCHER DISEASE

The General Division generates a majority of its product revenues from sales of enzyme-replacement products for patients with Gaucher disease. We entered this market in 1991 with Ceredase(R) enzyme. Because production of Ceredase(R) enzyme is subject to supply constraints, we developed Cerezyme(R) enzyme, a recombinant form of the enzyme, which we introduced in 1994. We ceased producing Ceredase(R) enzyme during 1998, after substantially all the patients previously using Ceredase(R) enzyme had converted to Cerezyme(R) enzyme.
                 SALES OF CEREZYME(R) ENZYME AND CEREDASE(R) ENZYME

                                                          PERCENTAGE OF
                                       SALES OF              GENZYME
                                  CEREZYME(R) ENZYME         GENERAL
                                          AND               DIVISION'S
             PERIOD               CEREDASE(R) ENZYME     PRODUCT REVENUES
             ------               -------------------    ----------------
Year ended
  December 31, 1997.............    $332.7 million              63%
Nine months ended
  September 30, 1998............    $297.6 million              67%

Because our business is highly dependent on Cerezyme(R) enzyme, a reduction in revenue from sales of this product would adversely affect our results of operations. Revenues from Cerezyme(R) enzyme would be negatively impacted if competitors developed alternative treatments for Gaucher disease and these alternative products gained commercial acceptance. Certain companies have initiated efforts to develop competitive products and other companies may do so in the future.

NO ASSURANCE OF COMMERCIAL SUCCESS OF THE SEPRA PRODUCTS

Our Sepra products, which are intended to inhibit the formation of adhesions following surgery, may not be commercially successful. In August 1996, the FDA approved marketing of Seprafilm(R) bioresorbable membrane. Shortly thereafter we commenced commercial sales of Seprafilm(R) bioresorbable membrane in the U.S. on behalf of Genzyme Ventures II. Genzyme Ventures II is a joint venture between Genzyme and Genzyme Development Partners, L.P. The commercial success of Seprafilm(R) bioresorbable membrane and other Sepra products will depend on many factors, including:

     - regulation by the FDA and other government authorities;

     - market acceptance by surgeons and hospital administrators;

     - the effectiveness of Genzyme General Division's sales force;

     - the effectiveness of Genzyme General Division's production and marketing capabilities;

     - the success of competitive products; and

     - the availability of third party reimbursement.

In the third quarter of 1998, the General Division recorded a $10.4 million charge in order to reflect revised estimates of the net realizable value of the Sepra products' inventory. In addition, the General Division wrote-off $1.7 million of costs related to equipment used in the production of the Sepra products.

In January 1998, we announced that we had discontinued development of Sepracoat(TM) coating solution for the U.S. market after an FDA advisory committee recommended against approval of the product. We may stop developing one or more of the other Sepra products if there is insufficient demand or if we encounter regulatory or development problems.

OPTION TO PURCHASE LIMITED PARTNERSHIP INTERESTS COULD DIMINISH CASH RESOURCES AND DILUTE RIGHTS OF GENZYME GENERAL DIVISION STOCKHOLDERS

We organized Genzyme Development Partners, a special purpose research and development entity, in 1989 and transferred to it certain technology and commercial rights to the Sepra products. We have an option to purchase the limited partnership interests in the partnership under certain circumstances. If we do not exercise this option, we will have limited rights to revenues generated by Genzyme Development Partners. If we exercise this option, we will have to make substantial cash payments or issue shares of Genzyme General Division Common Stock, or both. If we make cash payments, our cash resources would diminish. If we make payments in Genzyme General Division Common Stock, the rights of holders of Genzyme General Division Common Stock could be diluted and the market price of that stock may fall.

DEPENDENCE ON STRATEGIC ALLIANCES IN DEVELOPING AND COMMERCIALIZING OUR PRODUCTS

Several of the General Division's strategic initiatives involve alliances with other biotechnology companies. These include:

     - a joint venture with GelTex Pharmaceuticals, Inc. for the commercialization of RenaGel(R) non-absorbed phosphate binder;

     - an agreement with Knoll Pharmaceutical Company for the marketing of our Thryogen(R) recombinant thyroid stimulating hormone in the U.S. following regulatory approval;

     - an agreement with Biogen, Inc. for the marketing of AVONEX(R) (Interferon beta1a), Biogen's treatment for relapsing forms of multiple sclerosis, in Japan following regulatory approval;

     - a joint venture with BioMarin Pharmaceuticals, Inc. for the development and commercialization of [alpha]-L-iduronidase, BioMarin's product candidate for the treatment of the lysosomal storage disorder known as mucopolysaccharidosis I;

     - a joint venture with Genzyme Transgenics Corporation for development and commercialization of transgenic antithrombin III, a human protein that Genzyme Transgenics produces in the milk of genetically modified animals; and

     - a joint venture with Pharming Group N.V. for the development and commercialization of human alpha-glucosidase for the treatment of Pompe disease.

We plan to enter into additional alliances in the future. The success of these arrangements are largely dependent on the efforts and skill of our partners. We can not guarantee that any of these alliances will result in the successful development and/or commercialization of a product.

RISKS RELATED TO GENZYME TISSUE REPAIR DIVISION

You should carefully consider the following factors affecting the business of the Tissue Repair Division.

UNCERTAINTY OF COMMERCIAL SUCCESS OF THE CARTICEL(TM) SERVICE

The Carticel(TM) service is used to treat knee cartilage damage. This service involves a proprietary process for growing autologous (a patient's own) cartilage cells to replace those that are damaged or lost. Revenue from this service accounted for approximately 62% of the Tissue Repair Division's revenue during the first nine months of 1998 and 61% of the division's 1997 revenue. The commercial success of the Carticel(TM) service will depend on many factors including:

     - Positive results from post-marketing studies

       As a condition to the FDA's approval of the Carticel(TM) service, we agreed to conduct two post-marketing studies to confirm its effectiveness. The first study will compare the long-term clinical effects of treatment with the Carticel(TM) service to certain other available treatments. The second study will compare treatment with the Carticel(TM) service against a placebo implant. If these studies demonstrate that treatment with the Carticel(TM) service is not superior to the alternatives studied, the FDA may suspend or withdraw its approval of the Carticel(TM) service. If we cannot market the Carticel(TM) service in the U.S., the results of operations of the Tissue Repair Division will be adversely affected.

     - FDA approval of surgical instrumentation

       We have developed surgical instruments to improve the Carticel(TM) treatment procedure. We plan to file for marketing approval with the FDA and anticipate marketing the instruments in mid-1999. We cannot guarantee that the FDA will approve these instruments or that the instruments will improve the Carticel(TM) treatment procedure or gain commercial acceptance.

     - The availability of third party reimbursement

       Since the FDA approved the Carticel(TM) service, we have seen a substantial increase in the number of third party payers who cover the service. A large number of third party payers, however, do not cover the service. We cannot guarantee that any third party payers will continue to cover the service or that additional third party payers will begin to provide reimbursement.

       Although FDA approval is a crucial factor in insurance plans deciding to cover new treatments, a number of major insurance plans also base such decisions on their own or third party evaluations of such treatments. One independent association that conducts such evaluations is the Blue Cross Blue Shield Association. The Blue Cross Blue Shield Association has determined that its Technology Assessment Committee does not believe that the Carticel(TM) service meets all of its published criteria for new treatments. We believe that the Carticel(TM) service does in fact meet all of such criteria and are discussing the evaluation with the Blue Cross Blue Shield Association. While individual Blue Cross Blue Shield plans representing more than 50% of Blue Cross Blue Shield policyholders have provided policy coverage for the Carticel(TM) service without a favorable evaluation by the Blue Cross Blue Shield Association, many Blue Cross Blue Shield plans have delayed approving the Carticel(TM) service for coverage under their policies as a direct result of this unfavorable ruling. Since these remaining plans represent a significant percentage of insured lives in the United States, this ruling has delayed our access to a substantial portion of the market for the Carticel(TM) service.

     - The success of competitive products

       The process we use to grow a patient's cartilage cells is not patentable, and we do not yet have significant patent protection covering the other processes used in providing the Carticel(TM) service. We consequently cannot prevent a competitor from developing the ability to grow cartilage cells and from offering a product or service that is similar or superior to the Carticel(TM) service. If a competitor were to develop such ability and obtain FDA approval for a competitive product or service, the Tissue Repair Division's results of operations could be adversely affected. We are aware of at least two other companies that are growing autologous cartilage cells for cartilage repair in the European market. Additionally, several pharmaceutical and biotechnology companies are developing alternative treatments for knee cartilage damage. One or more of these companies may develop products or services superior to the Carticel(TM) service.

     - Market acceptance by orthopedic surgeons

       We are marketing the Carticel(TM) service to orthopedic surgeons. We cannot guarantee that we will train enough surgeons who incorporate the service into their practice to make the service commercially successful.

SIGNIFICANT TISSUE REPAIR DIVISION OPERATING LOSSES AND CASH REQUIREMENTS MAY REDUCE FLEXIBILITY IN OPERATIONS

We expect the Tissue Repair Division to have significant operating losses at least through 1999 as the division continues to introduce the Carticel(TM) service and conduct research and development and clinical programs. We cannot guarantee that the Tissue Repair Division's operations will ever be profitable.

We anticipate that the Tissue Repair Division's current cash resources, together with amounts available under a line of credit from the General Division and cash generated from sales of the Carticel(TM) service and Epicel(TM) skin grafts, a skin replacement product for patients with severe burns, will be sufficient to fund its operations until 2000. However, the

Tissue Repair Division may need more cash than currently planned because of numerous factors, including:

     - fluctuations in its revenues;

     - the availability of third party reimbursement;

     - the results of research and development and clinical testing;

     - the development of competitive products and services;

     - effectiveness of cost-containment measures;

     - regulation by the FDA and other government authorities;

     - commitments to fund joint ventures or strategic collaborations; and

     - acquisition activity.

The Tissue Repair Division may also require significant additional financing to continue operations at anticipated levels. We cannot guarantee that the division will be able to obtain any additional financing or find it on favorable terms. If the Tissue Repair Division has insufficient funds or is unable to raise additional funds, it may have to delay, reduce or eliminate certain of its programs. The Tissue Repair Division also may have to give rights to third parties to commercialize technologies or products that it would otherwise commercialize itself.

FLUCTUATION IN QUARTERLY RESULTS MAY AFFECT OPERATIONS

We expect that revenue from the sale of the Carticel(TM) service will fluctuate based on our success penetrating the market, the availability of competitive procedures and the availability of third party reimbursement. We cannot predict the timing or magnitude of such fluctuations. Furthermore, we expect that revenue from the Carticel(TM) service will be lower in the summer months because fewer operations are typically performed during those months.

We also expect that revenues from the sale of Epicel(TM) skin grafts will continue to fluctuate from quarter to quarter. This fluctuation is a result of several unpredictable factors, including the number and survival rate of burn patients who are treated with the Epicel(TM) skin grafts.

Since the Tissue Repair Division must maintain extensive tissue culture facilities and a trained staff for both the Carticel(TM) service and Epicel(TM)skin grafts, a significant portion of its costs are fixed and, therefore, fluctuations in demand can have an adverse effect on its results of operations.

UNCERTAINTY REGARDING SUCCESS OF THE NEUROCELL(TM) PRODUCTS

We have formed a joint venture with Diacrin, Inc. to develop and commercialize NeuroCell(TM)-PD for Parkinson's disease and NeuroCell(TM)-HD for Huntington's disease and have allocated these programs to the Tissue Repair Division. Both Parkinson's disease and Huntington's disease result from damage to brain cells. NeuroCell(TM)-PD and NeuroCell(TM)-HD rely upon transplantation of cells from fetal pig brains to regenerate damaged brain tissue. The ultimate success of the NeuroCell(TM) products is subject to several risks, including:

     - Risks Related to Disease Transmission

      Human therapeutic products based on the transplantation of cells obtained from animals -- "xenotransplantation" -- represent a novel therapeutic approach. There have not been extensive clinical tests of products based on xenotransplantation, and there is a risk that viruses or other animal pathogens will be unintentionally transmitted to human patients who are treated with these products.

      The FDA has issued draft regulatory guidelines to reduce the risk that infectious agents will contaminate xenotransplanted products. Although we believe that the processes the joint venture uses to produce the NeuroCell(TM) products would comply with the guidelines as presently drafted, the FDA may substantially revise these guidelines before issuing them in final form. We cannot guarantee that the FDA will in fact issue final guidelines or that the processes the joint venture uses to produce the NeuroCell(TM) products will comply with any guidelines that the FDA does issue.

      No therapeutic product based on xenotransplantation has been approved for marketing by the FDA, and we cannot guarantee that the FDA or regulatory authorities in other countries will approve any products developed by the joint venture. We cannot guarantee that the medical community or third party payers will accept products based on xenotransplantation, including those developed by the joint venture.

    - Safety and Effectiveness Not Yet Established

      Because of favorable NeuroCell(TM)-PD Phase I clinical trial results, the FDA approved the protocol for an advanced trial for NeuroCell(TM)-PD. This clinical trial is a 36-patient, 18-month study designed to show the product's safety and effectiveness. The FDA is also reviewing the protocols for two additional advanced trials for NeuroCell(TM)-PD which the joint venture expects to begin by the end of 1998. We anticipate that these three clinical trials will form the basis for seeking FDA marketing approval of NeuroCell(TM)-PD. We cannot guarantee that the FDA will approve the protocols for these two additional trials or that they will do so in a timely fashion. We also cannot guarantee that these trials will produce positive results. Negative results from any of these clinical trials may jeopardize the joint venture's ability to get FDA approval for NeuroCell(TM)-PD. If the joint venture cannot market NeuroCell(TM)-PD in the U.S., the value of the Tissue Repair Division's interest in the joint venture will be significantly reduced.

      In Phase I clinical trials involving NeuroCell(TM)-HD, patients did not show statistically significant clinical improvement 12 months following surgery. We cannot guarantee that future clinical trials will demonstrate that NeuroCell(TM)-HD is effective in treating Huntington's disease.

      The joint venture's success also depends upon the successful development of xenotransplantation technology. This technology currently has limited clinical applications and we cannot guarantee that it will result in the development of any therapeutic products. If the xenotransplantation technology does not result in the development of therapeutic products, the joint venture may have to dramatically change the scope and direction of its product development activities.

RELIANCE ON AGREEMENTS WITH KEY COLLABORATORS

The Carticel(TM) service was developed based on the work of a group of Swedish physicians. The two leaders of that group have signed consulting agreements with us and are advising us on the commercialization and further development the Carticel(TM) service. Under the terms of these consulting agreements, each physician:

    - cannot perform consulting services for others in the field of cartilage and bone repair without our consent;

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

     - cannot conduct any business activity which is competitive with products or services of the Tissue Repair Division during the term of the agreement (currently through 1998) and for a period of one year after termination of the agreement;

     - cannot disclose proprietary and confidential information of the Tissue Repair Division; and

     - assigns to the Tissue Repair Division all rights to inventions resulting from the work each physician performs as a consultant, with royalties payable to the inventing physician.

We cannot guarantee that the two physicians will honor their obligations under the consulting agreements or that we will be able to renew such agreements beyond 1998. In addition, individuals who are familiar with the know-how underlying the Carticel(TM) service through their association with these physicians may disclose such information to our competitors. Either event could have an adverse effect on the Tissue Repair Division's results of operations.

The Tissue Repair Division has entered into a sponsored research agreement with the University of Gotenburg in Sweden and certain physicians, including the two physicians discussed above. The purpose of the agreement is to conduct additional research on the Carticel(TM) service. The agreement prohibits each member of the research team from disclosing any information relating to us or our business that they acquire in connection with their work under the agreement. The agreement also states that all inventions that the members conceive or reduce to practice during the course of the research program will be our property, with royalties payable to the inventing member. We cannot guarantee that these members will honor their obligations under the sponsored research agreement.

POTENTIAL DILUTION OF TISSUE REPAIR DIVISION STOCKHOLDERS

The issuance or distribution of additional shares of Genzyme Tissue Repair Division Common Stock could adversely affect the market price of such stock and/or result in substantial dilution to holders of such stock.

Our board of directors has reserved 8,033,707 shares of Genzyme Tissue Repair Division Common Stock for issuance upon conversion of amounts payable under a convertible note with a floating conversion price. On November 3, 1998, $12.4 million of principal on this note was outstanding. The actual number of shares of Genzyme Tissue Repair Division Common Stock issued upon conversion of this note will depend on the market price prior to conversion.

In addition, in May 1998, we established a long-term financing plan for the continuing development of the product portfolio and research and development programs of the Tissue Repair Division. As part of this plan, our board of directors increased an existing line of credit available to the Tissue Repair Division from the General Division from $13 million to $50 million. Under the terms of this line of credit, the Tissue Repair Division may draw down funds as needed each fiscal quarter in exchange for designated shares of Genzyme Tissue Repair Division Common Stock. The rate of exchange will be determined as follows:

      Rate of exchange  =    Amount drawn under the line of credit
                           ------------------------------------------
                              Average market value of one share of
                             Genzyme Tissue Repair Division Common
                           Stock during the 20 trading days prior to
                             the date the amount is drawn under the
                                         line of credit

Designated shares represent authorized shares that are not issued or outstanding but that our board of directors can sell for the sole benefit of the General Division or distribute as a stock dividend to the holders of Genzyme General Division Common Stock. Under the terms of our management and accounting policies, we will sell or distribute substantially all of the designated shares of Genzyme Tissue Repair Division Common Stock if, as of May 31 of each year, the number of such designated shares is greater than 10% of the number of outstanding shares of Genzyme Tissue Repair Division Common Stock. We cannot predict the effect that these sales or distributions may have on the market price of Genzyme Tissue Repair Division Common Stock.

LACK OF SIGNIFICANT PATENT PROTECTION FOR THE CARTICEL(TM) SERVICE AND INABILITY TO PREVENT DEVELOPMENT OF COMPETITIVE PRODUCTS AND SERVICES

The process we use to grow a patient's cartilage cells is not patentable, and we do not yet have significant patent protection covering the other processes used in providing the Carticel(TM) service. We consequently cannot prevent a competitor from developing the ability to grow cartilage cells and from offering a product or service that is similar or superior to the Carticel(TM) service. If a competitor were to develop such ability and obtain FDA approval for a competitive product or service, the Tissue Repair Division's results of operations would be adversely affected. We are aware of at least two other companies that are growing autologous cartilage cells for cartilage repair in the European market. Additionally, several pharmaceutical and biotechnology companies are developing alternative treatments for knee cartilage damage. One or more of these companies may develop products or services superior to the Carticel(TM) service.

RISKS RELATED TO GENZYME MOLECULAR ONCOLOGY DIVISION

You should carefully consider the following factors affecting the business of the Molecular Oncology Division.

LACK OF SIGNIFICANT REVENUE AND UNCERTAINTIES INHERENT IN THE DEVELOPMENT OF BIOTECHNOLOGY PRODUCTS

We do not expect the Molecular Oncology Division's products and services to generate significant revenue for several years. SAGE(TM) services represent the only product or service which is not at an early stage of development. To date, SAGE(TM) services have generated only modest revenue, and we are aware of several companies that provide genomic services that compete with SAGE(TM) services. Prior to commercializing any other products and services, the Molecular Oncology Division will need to conduct substantial research and development, undertake preclinical and clinical testing and pursue regulatory approvals. We cannot guarantee that these efforts will be successful. Clinical trials, for example, may not support the safety or effectiveness of a particular product or service. Currently, the Molecular Oncology Division's gene therapy products for melanoma are its only therapeutic products in clinical development. We may encounter problems in these or other clinical trials that lead to a delay or suspension of the trials. In addition, gene therapy represents a new approach to cancer treatment, and we will need to overcome many technical obstacles in developing gene therapy products. To date, the FDA has not approved the sale of any gene therapy products.

SIGNIFICANT MOLECULAR ONCOLOGY DIVISION OPERATING LOSSES AND
CASH REQUIREMENTS MAY REDUCE FLEXIBILITY IN OPERATIONS

We expect the Molecular Oncology Division to have significant operating losses for the next several years. The Molecular Oncology Division plans to spend substantial amounts of money on, among other things:

     - commercialization of SAGE(TM) services;

     - research and development;

     - preclinical and clinical testing; and

     - pursuing regulatory approvals.

We cannot guarantee that the efforts underlying these expenditures will be successful or that the Molecular Oncology Division's operations will ever be profitable. It may be years before the division generates any revenue from sales of products or services other than SAGE(TM) services.

We anticipate that the Molecular Oncology Division's current cash resources, together with amounts available under a line of credit from the General Division and revenues generated from SAGE(TM) services, license agreements and committed research funding from collaborators, will be sufficient to fund its operations through 2000. However, the Molecular Oncology Division's cash needs may differ from those planned because of many factors, including:

     - the results of research and development and clinical testing;

     - the achievement of milestones under existing strategic alliances;

     - the ability to establish and maintain additional strategic alliances and licensing arrangements;

     - the enforcement of patent and other intellectual property rights;

     - the development of competitive products and services; and

     - the ability to satisfy regulatory requirements of the FDA and other government authorities.

The Molecular Oncology Division may require significant additional financing to continue operations at anticipated levels. We cannot guarantee that the division will be able to obtain any additional financing or find it on favorable terms. If the Molecular Oncology Division has insufficient funds or is unable to raise additional funds, it may delay, reduce or eliminate certain of its programs. The Molecular Oncology Division may also have to give rights to third parties to attempt to commercialize technologies or products that it would otherwise commercialize itself.

UNCERTAINTY REGARDING THE MOLECULAR ONCOLOGY PATENT POSITION

Third party patent rights and pending patent applications filed by third parties, if issued, may cover some of the therapeutic products the Molecular Oncology Division is developing or testing. As a result, the division may be required to obtain licenses from the holders of these patents in order to test, use or market certain products and services. We cannot guarantee that these licenses will be available on acceptable terms.

Several patents have recently issued that may affect the Molecular Oncology Division's business. The first is a U.S. patent issued to an academic institution that claims to cover the use of any recombinant viral vector in gene therapy, including adenoviral vectors. Based on public statements by the academic institution, the Molecular Oncology Division understands that the institution intends to make non-exclusive licenses under this patent widely available. The second is a group of U.S. and European patents recently issued to a third party relating to the collection and analysis of gene expression data from chemically exposed mammalian, plant and yeast cells. The third party has invited us to negotiate for a license for these patents. The third is a U.S. patent recently issued to a third party relating to methods for introducing DNA sequences encoding gene products into mammals systemically using lipid carriers. The Molecular Oncology Division is in the process of evaluating the scope and validity of each of these patents to determine whether obtaining licenses to these patents is necessary.

The Molecular Oncology Division has a right of first negotiation to exclusively license the rights to inventions made by the National Cancer Institute relating to its use of adenoviral vectors for the tumor antigens MART-1 and gp100. In addition, the Molecular Oncology Division may negotiate for pre-existing rights to MART-1 and gp100 held by National Cancer Institute. The Molecular Oncology Division is aware of a U.S. patent issued to a third party which appears to cover the MART-1 gene. The Molecular Oncology Division is continuing to evaluate this patent and is in discussions with the patent holder regarding a non-exclusive license to the MART-1 gene. The Molecular Oncology Division is also aware of two published Patent Cooperation Treaty applications by two different third party applicants which appear to cover the gp100 gene. Accordingly, we cannot guarantee that the National Cancer Institute will ultimately obtain the patent rights to gp100. The Molecular Oncology Division may need to obtain licenses from both the National Cancer Institute and others in order to commercialize immunotherapy products based on MART-1 and gp100.

We have been assigned the rights to "SPHERE," a novel combinatorial peptide screening technology, from the inventor. A third party has notified us, however, that it believes that the inventor did not have the authority to assign the SPHERE technology to us. We are currently investigating this matter.

We cannot guarantee that the patents issued or licensed to us will remain free from challenge by third parties. If the Molecular Oncology Division becomes involved in litigation to defend itself in patent suits brought by third parties or if it initiates such suits, it could consume a substantial portion of the Molecular Oncology Division's resources. Any legal action against the Molecular Oncology Division or its strategic partners claiming damages or seeking to stop commercial activities relating to the affected products and processes could subject the Molecular Oncology Division to potential liability for damages. These actions may also require the Molecular Oncology Division or its strategic partner to obtain a license in order to continue to manufacture or market the affected products and services. We cannot guarantee that the Molecular Oncology Division or its strategic partner would prevail in any legal action. If the Molecular Oncology Division is required to obtain a license, we cannot guarantee that one would be made available or made available on acceptable terms.

The Molecular Oncology Division also relies upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We cannot guarantee that other parties will not independently develop such know-how or otherwise obtain access to the Molecular Oncology Division's technology. While the Molecular Oncology Division's employees, consultants and corporate partners with access to proprietary information are generally required to enter into confidentiality agreements, we cannot guarantee that these agreements will be honored. In addition, some of the Molecular Oncology Division's consultants have developed portions of the Molecular Oncology Division's proprietary technology at universities or in governmental laboratories. These universities or govern-mental authorities may claim rights to the intellectual property arising out of the research performed at the university or governmental laboratory.

RELIANCE ON COLLABORATORS AND UNCERTAINTY OF REVENUE FROM COLLABORATIONS

The Molecular Oncology Division's strategy to develop and commercialize certain of its products and services includes entering into various arrangements with both academic collaborators and corporate partners and licensees. The Molecular Oncology Division depends on the success of these parties in performing research, preclinical and clinical testing and marketing. These arrangements may require the Molecular Oncology Division to transfer certain important rights to such corporate partners and licensees. While the Molecular Oncology Division believes its collaborators and licensees will want to perform their contractual responsibilities, in some cases the amount and timing of resources that they devote to their collaborations with the division, and the ability to terminate the collaboration, will be controlled by the collaborators. As a result, the Molecular Oncology Division cannot guarantee that it will receive revenues or profits from these arrangements, that any of its strategic alliances will continue or not terminate early, or that it will be able to enter into future collaborations.

RISKS RELATED TO GENZYME

You should carefully consider the following factors which impact all of our divisions.

UNCERTAINTY REGARDING SUCCESS OF CLINICAL TRIALS AND OTHER RISKS
IN PRODUCT DEVELOPMENT

Several of our development-stage products, including those intended to address lysosomal storage disorders, are currently in, or will require, clinical trials to test their safety and effectiveness. We may encounter problems in these clinical trials that cause us to delay or suspend development of such products. In addition, we cannot guarantee that such clinical testing, if completed, will show these products to be safe and effective.

Product development involves a high degree of uncertainty. We cannot guarantee that we will successfully develop any particular product or that the FDA will approve any of the products that we are developing.

INTENSE COMPETITION FROM OTHER PHARMACEUTICAL AND BIOTECHNOLOGY COMPANIES COULD HURT OUR PERFORMANCE

The human health care products and services industry is extremely competitive. Major pharmaceutical companies and other biotechnology companies compete with us. Some of these competitors have superior research and development, marketing and production capabilities. Some competitors also have greater financial resources than we have. We incur significant costs developing and marketing new products without any guarantee that they will be commercially successful. Our future success will depend on our ability to effectively develop and market our products against those of our competitors.

RAPID TECHNOLOGICAL CHANGE COULD MAKE OUR PRODUCTS OR SERVICES OBSOLETE

The field of biotechnology is characterized by significant and rapid technological change. Although we attempt to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our products or services obsolete.

UNCERTAINTY REGARDING THIRD PARTY REIMBURSEMENT AND HEALTH CARE COST CONTAINMENT INITIATIVES MAY IMPACT OUR REVENUE

A majority of our revenue comes from payments by third party payers, including government health administration authorities and private health insurers. Third party payers may not reimburse patients for newly approved health care products. More and more third party payers are attempting to contain health care costs by:

     - challenging the prices charged for health care products and services;

     - limiting both coverage and the amount of reimbursement for new therapeutic products;

     - denying or limiting coverage for products that are approved by the FDA but are considered experimental or investigational by third party payers; and

     - refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval.

Government and other third party payers may provide no or inadequate insurance coverage and reimbursement for our products and services.

In addition, Congress has occasionally discussed implementing broad-based measures to contain health care costs. While Congress has not enacted any legislation specifically designed to contain health care costs, it is possible that Congress will revisit the issue. We cannot predict what effect any actual legislation would have on our business.

UNCERTAINTY REGARDING OUR ABILITY TO SATISFY REGULATORY REQUIREMENTS

Our ability to successfully satisfy regulatory requirements will significantly determine our future success. We cannot guarantee that any required regulatory approvals will be granted or that they will be granted on a timely basis. The production and sale of health care products and provision of health care services are highly regulated. In particular, the FDA and comparable agencies in foreign countries must approve human therapeutic and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. This regulation may delay the time at which a product or service can first be sold, limit how a product or service may be used or adversely impact third-party reimbursement.

Certain of our products, including Cerezyme(R) enzyme, have been designated as orphan drugs under the Orphan Drug Act, which provides incentives to manufacturers to develop and market drugs for rare diseases. The Orphan Drug Act generally entitles the first organization that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. Our exclusive marketing period for Cerezyme(R) enzyme expires in 2001. Congress has periodically introduced legislation that would amend the Orphan Drug Act by shortening the period of automatic market exclusivity and granting certain market rights to simultaneous developers of a drug. We cannot predict the effect that any amendments ultimately adopted by Congress would have on us.

SIGNIFICANT FUTURE CAPITAL NEEDS MAY REDUCE FLEXIBILITY IN OPERATIONS

As of September 30, 1998, we had approximately $555.1 million in cash, cash equivalents and short and long-term investments (excluding investments in equity securities).

Although we currently have substantial cash resources, we intend to use substantial portions for:

     - paying strategic collaborators and funding joint venture obligations;

     - product development and marketing;

     - expansion of our facilities; and

     - marketing the Carticel(TM) service and the Sepra products.

We will further reduce our cash reserves to pay principal and interest on the following debt:

     - As of September 30, 1998, we owed approximately $100 million under a $225 million revolving credit facility with a group of commercial banks. Of this outstanding amount, we allocated $82 million to the General Division and $18 million to the Tissue Repair Division. Amounts borrowed under this revolving credit facility bear interest at a floating rate based upon an applicable margin above the London InterBank Offered Rate. We must repay all borrowings under this facility on November 15, 1999.

     - In February 1997 we issued a $13 million convertible note. This convertible note bears interest at an annual rate of 5% and matures on February 27, 2000, but the holder of this convertible note may exchange principal, and under certain circumstances interest, on the note for shares of Genzyme Tissue Repair Division Common Stock. As of December 1, 1998, $12.4 million of principal on this convertible note was outstanding.

     - In August 1998 we issued $21.2 million in convertible debentures. These convertible debentures bear interest at an annual rate of 5% and mature on August 29, 2003, but the holders of these convertible debentures may exchange principal, and under certain circumstances interest, on the convertible debentures for shares of Genzyme General Division Common Stock.

     - In May 1998, we issued $250 million in convertible notes. These convertible notes bear interest at an annual rate of 5 1/4% and mature on June 1, 2005, but the holders of these notes may exchange principal on the notes for shares of Genzyme General Division Common Stock and shares of Genzyme Molecular Oncology Division Common Stock.

On November 2, 1998, we announced that the FDA granted marketing approval for RenaGel(R) Capsules for the reduction of serum phosphorus in patients with end stage renal disease. We have formed a joint venture with GelTex Pharmaceuticals, Inc. to commercialize RenaGel(R) Capsules. Under the terms of the joint venture, Genzyme paid GelTex Pharmaceuticals, Inc. $15 million in connection with the receipt of FDA approval of RenaGel(R) Capsules and will pay an additional $10 million on the first anniversary of that approval. This program has been allocated to the General Division.

To satisfy these and other commitments, we may have to obtain additional financing. We cannot guarantee that we will be able to obtain any additional financing or obtain it on favorable terms.

RISKS INHERENT IN INTERNATIONAL OPERATIONS

We have direct investments in a number of subsidiaries in foreign countries (primarily in Europe and Japan). Fluctuations in the value of foreign currencies affect the dollar value of our net investment in these foreign subsidiaries. As of December 31, 1997, we have reduced General Division stockholders' equity by $12.4 million to reflect foreign currency translation adjustments. Reduction in the dollar value of our foreign holdings reduces the dollar returns we can expect to realize upon any sales of our foreign investments. We do not currently hedge net foreign investments. If our board of directors approves hedging of net foreign investments in the future, we cannot guarantee it will be successful.

Our foreign operations accounted for 36% of consolidated sales in 1997. These operations accounted for 35% of consolidated sales in 1996 and 1995. For financial statement purposes, we translate operating results of foreign subsidiaries into dollars at average monthly exchange rates. Reported revenues, therefore, may be depressed or inflated by exchange rate trends.

Exchange rates also determine the dollar value of transactions denominated in foreign currencies and the number of dollars we receive upon repatriation of amounts earned in foreign currencies.

Currently, our largest foreign currency exposures are in Dutch guilders, British pounds, French francs, German marks, Spanish pesetas, Italian lira and Japanese yen.

POSSIBLE ADVERSE EFFECT OF THE EURO CONVERSION

On January 1, 1999, 11 of the 15 member countries of the European Union will establish fixed conversion rates between their existing currencies and a new common currency called the "euro." This represents an initial step in a process expected to culminate in the replacement of the existing currencies with the euro. The conversion to the euro will have operational and legal implications for some of our international business activities. We have begun evaluating these implications, but we have yet to estimate the potential impact on our financial condition or operating results. Our preliminary judgment, however, is that the nature of our business and customers makes a material impact unlikely.

UNCERTAINTY REGARDING YEAR 2000 COMPLIANCE

Many currently installed computer systems, software products and equipment with embedded chips or processors are programmed to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, our software and computer systems may need to be upgraded or replaced in order to comply with "Year 2000" requirements. We have implemented a Year 2000 compliance program to identify and minimize exposure to Year 2000 problems, which includes an assessment of our internal readiness as well as the readiness of third parties that are critical to our business. We may incur significant costs in identifying, resolving and mitigating Year 2000 compliance issues. In addition, we cannot guarantee that our Year 2000 issues will be fully identified and resolved by the end of 1999. The failure to identify and resolve these issues could result in interruptions in, or failures of, certain normal business activities or operations that may have an adverse effect on our business, results of operations and financial condition. The failure of third parties that are significant to our business to be Year 2000 compliant could also have an adverse effect on our business, results of operations and financial condition.

POTENTIAL PRODUCT LIABILITY CLAIMS AND LIMITATIONS OF INSURANCE

Individuals who use our products or services may bring product liability claims against us. While we have taken, and continue to take, what we believe are appropriate precautions, we cannot guarantee that we will avoid significant liability exposure. We have only limited amounts of product liability insurance, and we cannot guarantee that this insurance will provide sufficient coverage against any product liability claims. If we attempt to obtain additional insurance in the future, we may not be able to do so on acceptable terms, and any additional insurance we do obtain may not provide adequate coverage against any asserted claims.

UNCERTAINTY REGARDING PATENTS AND THE PROTECTION OF OUR PROPRIETARY TECHNOLOGY

Our success largely depends on our ability to market technologically competitive products. We can prevent unauthorized third parties from using proprietary rights relating to our products and services only if these rights are covered by patents or are kept confidential as trade secrets.

We have rights to numerous patents and patent applications worldwide. Nonetheless, we cannot guarantee that the patents that we currently have or will obtain in the future will effectively protect our technology. The U.S. Patent and Trademark Office has not established a consistent policy regarding the breadth of claims that it will allow in biotechnology patents. If it allows broad claims, the number and cost of patent interference proceedings in the U.S. and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease.

Patent litigation is widespread in the biotechnology industry, and it is not possible to predict how any patent litigation will affect us. We attempt to monitor the patent filings of our competitors in an effort to guide the design and development of our products to avoid infringement. Notwithstanding these efforts, however, third parties may challenge the patents that have been issued or licensed to us. In addition, patents issued to third parties may cover our products and services as ultimately developed. We may need to acquire licenses to these patents or challenge the validity of these patents.

We may not be able to license any patent rights on acceptable terms or successfully challenge such patents. The need to do so will depend on the scope and validity of these patents and ultimately on the final design or formulation of the products and services that we develop.

We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. Third parties may independently develop such know-how or otherwise obtain access to our technology. While our employees, consultants and corporate partners with access to proprietary information are generally required to enter into confidentiality agreements, these agreements may not be honored. In addition, certain of our consultants have developed portions of our proprietary technology at universities or in governmental laboratories. These universities or governmental authorities may claim rights to intellectual property arising out of the university or government-based research that these consultants conducted.

VOLATILITY OF PRICES COULD RESULT IN LOSS OF SIGNIFICANT AMOUNT OF INVESTMENT; ABSENCE OF DIVIDENDS

The market prices for our securities have been volatile. This volatility could lead to the loss of a significant amount of your investment. Factors that could significantly impact the market price of Genzyme General Division Common Stock, Genzyme Tissue Repair Division Common Stock and Genzyme Molecular Oncology Division Common Stock include:

     - announcements of technological innovations or new commercial products by us or our competitors;

     - governmental regulatory initiatives;

     - patent or proprietary rights developments;

     - public concern as to the safety or other implications of biotechnology products; and

     - general market conditions.

We have never paid any cash dividends on any series of our common stock and we do not plan to do so in the foreseeable future.

On November 16, 1998, Genzyme Molecular Oncology Division Common Stock began trading on the Nasdaq National Market.

POSSIBLE ADVERSE EFFECT OF ANTI-TAKEOVER PROVISIONS

Our stockholders may be deprived of the opportunity to receive a premium for their shares because of certain provisions of Massachusetts law and our charter, bylaws and stockholder rights plan. These provisions may delay or prevent a change in control of Genzyme or a change in our management. Tracking stock may also deprive our stockholders of the opportunity to realize such a premium because, in order to obtain control of a particular division, an acquiror would have to obtain control of Genzyme. In addition, our board of directors may issue shares of undesignated common and preferred stock from time to time in one or more series. This could discourage attempts to takeover Genzyme.

RISKS RELATED TO GENZYME TRACKING STOCK

We currently have three series of common stock outstanding which are intended to reflect the value and track the performance of our three operating divisions. You should consider carefully the following risk factors relating to our tracking stock.

STOCKHOLDERS OF ONE COMPANY; FINANCIAL IMPACTS ON ONE DIVISION COULD AFFECT THE OTHER DIVISIONS

We have three divisions: Genzyme General Division, Genzyme Tissue Repair Division and Genzyme Molecular Oncology Division. For purposes of financial presentation, we allocate programs, products, assets and liabilities among our divisions; however, Genzyme, the corporation, continues to own all of the assets and is responsible for all of the liabilities allocated to each of the divisions. A General Division stockholder, for example, would not have any specific rights to the assets of the corporation allocated to the General Division in Genzyme's financial statements. Additionally, any one division's liabilities could affect the other divisions' financial condition. You should read Genzyme's consolidated financial statements and the financial statements of each division. The section of this document entitled "WHERE YOU CAN FIND MORE INFORMATION" shows you where you can find these financial statements.

NO RIGHTS OR ADDITIONAL DUTIES WITH RESPECT TO THE DIVISIONS; POTENTIAL CONFLICTS OF INTEREST

There may be times when the interests of holders of each series of Genzyme common stock diverge or appear to diverge. We do not know how Massachusetts law would define the duties of a board of directors in such a situation. However, based on the advice of counsel, we believe that a Massachusetts court would conclude that a board of directors owes an equal duty to all stockholders regardless of class or series and does not have separate or additional duties to any group of stockholders. That duty is the fiduciary duty to act in good faith and in a manner it reasonably believes to be in the best interests of the corporation. Under Massachusetts law, if a disinterested and adequately informed board of directors were to determine in good faith that an action would be in the best interests of the corporation, taking into account the interests of the holders of each series of common stock and the alternatives reasonably available, then the board of directors should be able to successfully defend any claim by a stockholder that such action could have an unequal effect on different series of common stock. However, a Massachusetts court hearing a case involving such a claim may decide to apply principles of Massachusetts law other than those described above, or may develop new principles of Massachusetts law, to decide such a case.

A member of our board of directors could have or appear to have a potential conflict of interest if he or she were to own a disproportionate amount of stock in a particular series or the value of his or her stockholdings in a particular series were different from the value of his or her stockholdings in another series and he or she had to decide among corporate actions that impacted each series of common stock differently. Nevertheless, we believe that a director would be able to discharge his or her fiduciary responsibilities even if his or her interests in shares of such series were disproportionate or had unequal values. The members of our board of directors may from time to time create one or more committees to review matters that raise conflict issues. Such a committee would report to the full board on these matters.

NO ADDITIONAL SEPARATE VOTING RIGHTS LIMITS DECISION-MAKING POWER OF TISSUE REPAIR DIVISION AND MOLECULAR ONCOLOGY DIVISION STOCKHOLDERS

Holders of each series of Genzyme common stock vote together as a single class on all matters that require common stockholder approval, including the election of directors. Holders of each series of common stock do not have the right to vote on matters separately except in certain limited circumstances provided under Massachusetts law, our charter or the management and accounting policies adopted by our board of directors. Therefore, stockholders of one series of common stock generally could not make a proposal that would require the approval of just the holders of that series. Instead, they would have to get approval for the proposal from all common stockholders.

On all matters that require common stockholder approval, each share of Genzyme General Division Common Stock has one vote and, until December 31, 1998, each share of Genzyme Tissue Repair Division Common Stock has .33 vote and each share of Genzyme Molecular Oncology Division Common Stock has .25 vote. On January 1, 1999 and on January 1 every two years thereafter, the number of votes to which each share of Genzyme Tissue Repair Division Common Stock and each share of Genzyme Molecular Oncology Division Common Stock is entitled will be adjusted as follows:

# of votes for one       =  market value of one share of Genzyme Tissue Repair Division Common Stock
share of Genzyme            market value of one share of Genzyme General Division Common Stock
Tissue Repair
Division Common Stock
# of votes for one       =  market value of one share of Genzyme Molecular Oncology Division Common Stock
share of Genzyme            market value of one share of Genzyme General Division Common Stock
Molecular Oncology
Division Common Stock

We calculate market value using a 20 trading day average beginning on the 30(th) trading day prior to the determination date. Based on the number of votes per share and the number of shares of each series outstanding on October 31, 1998, and giving effect to a distribution of approximately 8.7 million shares of Genzyme Molecular Oncology Division Common Stock on November 16, 1998, voting power of each series is divided as follows:

--------------------------------------------------------------------------------

                                             APPROXIMATE PERCENTAGE OF
                        SERIES                  TOTAL VOTING POWER
                        ------               -------------------------
            Genzyme General Division Common
              Stock........................            89.0%
            Genzyme Tissue Repair Division
              Common Stock.................             7.5%
            Genzyme Molecular Oncology
              Division Common Stock........             3.5%

--------------------------------------------------------------------------------

On matters which require common stockholder approval, the holders of Genzyme General Division Common Stock are likely to decide the outcome.

EXCHANGE OF TISSUE REPAIR DIVISION COMMON STOCK AND MOLECULAR ONCOLOGY DIVISION COMMON STOCK AT A FIXED OR PREDETERMINED PREMIUM MAY LIMIT RETURN ON INVESTMENT

Our board of directors can, in its sole discretion, decide to exchange shares of Genzyme Tissue Repair Division Common Stock or Genzyme Molecular Oncology Division Common Stock for any combination of cash and shares of Genzyme General Division Common Stock at a 30% premium over the then current market value of such series of common stock. In addition, if we transfer or sell all or substantially all of the assets of the Tissue Repair Division or the Molecular Oncology Division, we must exchange the shares of Genzyme Tissue Repair Division Common Stock or Genzyme Molecular Oncology Division Common Stock, as the case may be, for cash and/or shares of Genzyme General Division Common Stock at a 30% premium over the market value of such series of common stock. Consequently, holders of Genzyme Tissue Repair Division Common Stock and Genzyme Molecular Oncology Division Common Stock may receive a premium for their shares that is greater or less than the premium that would be paid by a third party buyer of all or substantially all of the assets of the Tissue Repair Division or the Molecular Oncology Division. Our board's discretion to cause such an exchange is described in our charter, which is an exhibit to the registration statement.

NO ADJUSTMENT TO LIQUIDATION UNITS FOR CHANGES IN RELATIVE VALUES OF DIFFERENT SERIES OF STOCK

If we dissolve, liquidate or wind up our affairs (other than as part of a merger, business combination or sale of substantially all of our assets), our stockholders will receive any remaining assets according to the percentage of total liquidation units that they hold. Each share of Genzyme General Division Common Stock has 100 liquidation units, each share of Genzyme Tissue Repair Division Common Stock has 58 liquidation units and each share of Genzyme Molecular Oncology Division Common Stock has 25 liquidation units. The liquidation units will not be adjusted to reflect changes in the relative market value or performance of each of the divisions.

MANAGEMENT AND ACCOUNTING POLICIES SUBJECT TO CHANGE

Our board of directors has adopted management and accounting policies for preparing Genzyme's financial statements, allocating corporate expenses, assets and liabilities and other accounting matters, reallocating assets between divisions and other matters. Our board of directors may modify or rescind these policies or adopt new ones without the approval of our stockholders. The board's discretion to make changes is only limited by the policies themselves and the board's fiduciary duty to all stockholders. You can review the full text of these policies, which have been filed as Exhibit 99.1 to our Annual Report on Form 10-K for the year ended December 31, 1997.

POSSIBLE COMPETITION AMONG THE DIVISIONS

Our board of directors has adopted a policy regarding competition among our divisions. This non-compete policy requires that we develop certain products and services within the Tissue Repair Division or the Molecular Oncology Division or through joint ventures involving those divisions. This policy, however, does not cover the entire field of tissue repair or cancer treatment. In other words, the General Division or Molecular Oncology Division may develop certain tissue repair products or services and the General Division or Tissue Repair Division may develop certain cancer treatment services. We encourage you to review the full text of this policy, which is included in Exhibit 99.1 to our Annual Report on Form 10-K for the year ended December 31, 1997.

REALLOCATION OF OPERATING LOSSES MAY CAUSE LOWER EARNINGS AND GREATER TAX BURDEN FOR CERTAIN DIVISIONS

Our board of directors has adopted a policy which provides that if any division of Genzyme is unable to use its operating losses or other projected tax benefits to reduce its current or deferred income tax expense, we may reallocate such losses or benefits to another division on a quarterly basis for financial reporting purposes. Although the actual payment of taxes is a liability of the corporation, separate financial statements are prepared for each division and we allocate any losses that a division cannot use among the profitable divisions rather than carry them forward to reduce the future tax liability of the division generating the losses. This will result in a division with losses (such as the Tissue Repair Division and Molecular Oncology Division currently) being charged a greater portion of the total corporate tax liability and reporting lower earnings after taxes in the future than would be the case if that division had retained its losses or other benefits in the form of a net operating loss carryforward. We encourage you to review the full text of this policy, which is included in Exhibit 99.1 to our Annual Report on Form 10-K for the year ended December 31, 1997.

                                USE OF PROCEEDS

If all of the warrants outstanding on November 17, 1998 are exercised, the net proceeds we will receive would be approximately $408,143. We currently have no specific plans for use of these net proceeds. We anticipate, however, that any net proceeds will be used for general corporate purposes, including to fund working capital needs. Until so applied, any net proceeds will be invested in short-term, interest-bearing securities or deposit accounts.

                              PLAN OF DISTRIBUTION

The warrants are exercisable until December 31, 1998. We will issue the shares of Genzyme General Division Common Stock, Genzyme Tissue Repair Division Common Stock and Genzyme Molecular Oncology Division Common Stock covered by this prospectus directly to holders of the warrants upon their exercise. After December 31, 1998, the warrants will terminate.

Currently, the exercise price is $44.20 for two shares of Genzyme General Division Common Stock, 0.195 share of Genzyme Tissue Repair Division Common Stock and

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

0.2161 share of Genzyme Molecular Oncology Division Common Stock. The exercise price and the number of shares of Genzyme General Division Common Stock, Genzyme Tissue Repair Division Common Stock and Genzyme Molecular Oncology Division Common Stock issuable upon exercise of each warrant will be appropriately adjusted in the event of stock splits, stock dividends, stock combinations or certain rights offerings involving Genzyme common stock. We will issue cash to exercising warrantholders instead of issuing fractional shares.

If a warrant is exercised in part, we will issue to the exercising holder a new warrant covering the remaining shares.

We will pay all documentary, stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares issued upon exercise of the warrants. We will also pay most other expenses related to the issuance of the shares.

                                TRANSFERABILITY

The shares of Genzyme General Division Common Stock, Genzyme Tissue Repair Division Common Stock and Genzyme Molecular Oncology Division Common Stock issued upon exercise of the warrants will be freely transferable in the hands of persons other than affiliates of Genzyme.

                                 LEGAL MATTERS

Palmer & Dodge LLP, Boston, Massachusetts, counsel to Genzyme, is giving Genzyme an opinion on the validity of the shares offered by this prospectus.

                                    EXPERTS

The consolidated balance sheets of Genzyme as of December 31, 1996 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997 included in Genzyme's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, and the related financial statement schedule appearing therein, incorporated by reference into this prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

The combined balance sheets of Genzyme General Division and Genzyme Tissue Repair Division as of December 31, 1996 and 1997, and the related combined statements of operations and cash flow for each group for each of the three years in the period ended December 31, 1997 included in Genzyme's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, and the related financial statement schedules appearing therein, have also been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

The combined balance sheets of Genzyme Molecular Oncology Division as of December 31, 1996 and 1997, and the related combined statements of operations and cash flows for each of the three years in the period ended December 31, 1997 included in Genzyme's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, have also been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

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

The balance sheets of PharmaGenics, Inc. as of December 31, 1995 and 1996, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 1997 included in Genzyme's Current Report on Form 8-K dated June 30, 1997, have also been incorporated herein in reliance on the report of Arthur Andersen LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

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